SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	February	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – The New England Journal of Medicine Publishes Positive Results from Clinical Study of Neovasc's Reducer Product

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

The New England Journal of Medicine Publishes Positive Results from Clinical Study of Neovasc's Reducer Product

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Feb. 5, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that the final results from its COSIRA study assessing the efficacy and safety of the Neovasc Reducer™ for treatment of Refractory Angina, were published today in the New England Journal of Medicine ("NEJM").

Refractory Angina ("RA") is a debilitating disease involving chronic chest pain and affecting millions of patients worldwide who have limited treatment options. The COSIRA study met its primary endpoint, demonstrating the efficacy of the Reducer in relieving angina symptoms in these patients.

"It is important to emphasise that these RA patients are severely restricted in their daily living due to chronic, debilitating chest pain. Even simple activities such as standing up or walking a small distance from one room to another can be difficult to perform," said Dr. Stefan Verheye, Senior Interventional Cardiologist at the Antwerp Cardiovascular Center/ZNA Middelheim and Principal Investigator of the COSIRA trial. "Previously faced with virtually no effective treatment options, these positive results clearly illustrate that the Reducer has the potential to transform the lives of millions of patients. Add to this fact that implanting the Reducer is a straightforward procedure that can be easily adopted into medical practice.  It is similar to implanting a coronary artery stent, which happens thousands of times every day."

"The results from this rigorously designed trial speak for themselves. They demonstrate a clear clinical benefit and highly safe procedure," said Dr. Shmuel Banai, Director of Interventional Cardiology in the Cardiology Department at the Tel Aviv Medical Center, Tel Aviv, Israel. "For RA patients, even a 1-grade improvement in CCS class makes a dramatic impact on their quality of life, let alone a 2-grade improvement, which occurred in 35% of the treated patients."

The Canadian Cardiovascular Society ("CCS") angina grading scale is a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial.

"The acceptance of the COSIRA data for publication in one of the most respected peer-reviewed medical journals underscores the medical community's recognition of the pressing need that RA represents and the high-level of interest for new therapies to effectively treat the condition," said Alexei Marko, CEO of Neovasc. "We expect commercial distribution of the Reducer in selected European markets to begin shortly and we are also working to advance the Reducer's clinical and regulatory program in the US."

Trial Highlights
The COSIRA data demonstrates that patients treated with the Reducer achieved a statistically significant improvement in CCS angina grading scale scores (two classes or better) compared to those patients in the sham control arm, (p-value = 0.024). Patients treated with the Reducer were 2.3 times more likely to see an improvement of two classes or better in CCS score than the sham control arm. The analysis also demonstrated that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (p-value = 0.003). The study also demonstrated a 96.2% technical success rate and a 100% procedural success rate for Reducer implantation.

About COSIRA
The COSIRA (COronary SInus Reducer for Treatment of Refractory Angina) trial was a prospective, multicenter, sham-controlled, randomized, double-blinded study assessing the safety and efficacy of the Reducer in 104 patients in Europe and Canada. Patients were randomized 1:1 between treatment and sham control arms. Its primary endpoint was a two-class improvement six months after implantation of the Reducer in patients with severe disabling refractory angina.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the potential benefits of the Neovasc Reducer™ and Tiara™; the Company's receipt of any required local and institutional approvals, European enrollment and the success of applications in Europe; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 05-FEB-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: February 5, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer